News Release

Sun Life Financial

Sun Life Financial announces Preferred Share Issue

TORONTO, ON – (November 3, 2011) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a Canadian public offering of $250 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares"). The Series 12R Shares will be issued to the public at a price of $25.00 per share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending December 31, 2016, as and when declared by the Company's board of directors, payable in the amount of $0.26563 per Preferred Share, to yield 4.25 per cent annually.

On December 31, 2016, and every five years thereafter, the dividend rate will reset at a rate equal to the 5-Year Government of Canada bond yield plus 2.73 per cent. Subject to certain conditions, holders may elect to convert any or all of their Series 12R Shares into an equal number of Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (the "Series 13QR Shares") on December 31, 2016 and on the 31st of December every fifth year thereafter. Holders of the Series 13QR Shares will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Company's board of directors, equal to the then 3-month Government of Canada Treasury Bill yield plus 2.73 per cent.

The net proceeds of the offering will be used for general corporate purposes. The offering will be underwritten by a syndicate led by Scotia Capital Inc., CIBC and TD Securities Inc. on a bought deal basis, and is expected to close on November 10, 2011. The proceeds from this domestic public offering are expected to qualify as Tier 1 capital of Sun Life Financial Inc. under current capital adequacy guidelines established by the Office of the Superintendent of Financial Institutions (OSFI).

The underwriters have been granted an option to purchase up to an additional $50 million of the Series 12R Shares exercisable at any time up to two business days before closing. The maximum gross proceeds raised under the offering will be $300 million if this option is exercised in full.

Subject to regulatory approval, Sun Life Financial Inc. may redeem the Series 12R Shares in whole or in part on December 31, 2016 and on the 31st of December every five years thereafter.

An application is being made to list the Series 12R Shares as of the closing date on the Toronto Stock Exchange.

The Series 12R Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com